SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

FREDERICK’S OF HOLLYWOOD GROUP INC.

(Name of Issuer)

Frederick’s of Hollywood Group Inc.

Philip A. Falcone

Harbinger Group Inc.

FOHG Holdings, LLC

FOHG Acquisition Corp.

HGI Funding, LLC

Michael T. Tokarz

TTG Apparel, LLC

Tokarz Investments, LLC

Fursa Alternative Strategies LLC

Arsenal Group, LLC

William F. Harley
(Names of Person(s) Filing Statement)

Common stock, par value $.01 per share
(Title of Class of Securities)

35582T108
(CUSIP Number of Class of Securities)

Philip A. Falcone Chief Executive Officer Harbinger Group Inc. 450 Park Avenue, 30th Floor New York, New York 10022 (212) 906-8555

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Graubard Miller The Chrysler Building 405 Lexington Avenue New York, NY 10174-1901 Attn: David Alan Miller, Esq.; Paul Lucido, Esq. (212) 818-8800	Milbank, Tweed, Hadley, & McCloy LLP One Chase Manhattan Plaza New York, New York 10005 Attn: Alexander M. Kaye Esq.; Roland Hlawaty Esq. (212) 530-5000

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$3,161,435.25	$407.19
*	The filing fee of 407.19 was determined by multiplying 0.00012880 by the aggregate merger consideration of $3,161,435.25. The aggregate merger consideration was calculated based on the sum of (i) 11,594,575 outstanding shares of Common Stock as of January 22, 2014 to be acquired pursuant to the merger multiplied by the merger consideration of $0.27 per share and (ii) 360,000 outstanding shares of Common Stock underlying outstanding options as of January 22, 2014 to be acquired pursuant to the merger with an exercise price of $0.27 or less multiplied by the excess of the merger consideration of $0.27 per share over the weighted average exercise price of $0.184.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	407.19	Filing Party:	Frederick’s of Hollywood Group Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	January 27, 2014

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Merger or passed upon the merits or fairness of the Merger or upon the accuracy or adequacy of the information contained in the attached Schedule 13e-3. Any representation to the contrary is a criminal offense.

Introduction

This Rule 13E-3 Transaction Statement, together with the exhibits hereto (“Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Frederick’s of Hollywood Group Inc. (the “Company”), a New York corporation and the issuer of the shares of common stock, par value $.01 per share (the “Common Stock”), that are subject to the Rule 13e-3 transaction; (ii) Philip A. Falcone, a United States citizen; (iii) Harbinger Group Inc. (“HGI”), a Delaware corporation (iv) FOHG Holdings, LLC (“Parent”), a Delaware limited liability company; (v) FOHG Acquisition Corp. (“Merger Sub”), a New York corporation and wholly owned subsidiary of Parent; (vi) HGI Funding, LLC (“HGIF”), a Delaware limited liability company; (vii) Tokarz Investments, LLC (“Tokarz”), a Delaware limited liability company; (viii) TTG Apparel, LLC (“TTG”), a Delaware limited liability company; (ix) Fursa Alternative Strategies LLC (“Fursa”), a Delaware limited liability company; (x) Arsenal Group, LLC (“Arsenal”), a Delaware limited liability company; (xi) William F. Harley (“Mr. Harley,” and together with (vi) through (xi), the “Rollover Shareholders”); and (xii) Michael T. Tokarz (“Mr. Tokarz”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 18, 2013, as amended on April 14, 2014, by and among the Company, Parent, and Merger Sub (as it may be amended from time to time, the “Merger Agreement”). If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under New York law as the surviving corporation in the merger and a wholly owned subsidiary of Parent (the “Merger”). Upon completion of the Merger, the Common Stock, other than Excluded Shares and Dissenting Shares, will be converted into the right to receive $0.27 per share in cash, without interest and less any required withholding taxes. Following the completion of the Merger, the Common Stock will no longer be publicly traded, and holders (other than the Rollover Shareholders) of the Common Stock that has been converted will cease to have any ownership interest in the Company.

Acting upon the recommendation of the Lead Director, the Company’s board of directors (other than Messrs. Harley and Lynch, who recused themselves from the deliberations because they have interests in the Merger different from the interests of the Company’s unaffiliated shareholders) generally determined that the Merger Agreement and the transactions contemplated thereby (including the Merger) are fair to, and in the best interests of, the Company and the unaffiliated shareholders, approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended approval and adoption of the Merger Agreement by the shareholders of the Company. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of at least two-thirds of the aggregate voting power of Common Stock held by shareholders. Because the Rollover Shareholders beneficially hold more than two-thirds of the Company’s outstanding Common Stock as of the record date, they can satisfy the required vote under New York law and the Merger Agreement to approve the Merger and adopt the Merger Agreement without the affirmative vote of any of the Company’s other shareholders.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from shareholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement (including the amendment thereto) is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

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Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits, and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

The information concerning the Company contained in this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in this Schedule 13E-3 and the Proxy Statement has been supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2. Subject Company Information

(a) Name and address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Frederick’s of Hollywood Group Inc.

6255 Sunset Boulevard

Hollywood, CA 90028

(323) 466-5151

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

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“Important Information Concerning the Company—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Market Price of the Company’s Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Market Price of the Company’s Common Stock”

(e) Prior public offerings. Not applicable.

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Transactions in Common Stock”

“Non-Employee Director Compensation to William F. Harley and Peter Cole”

“Agreements Involving the Company’s Securities; Transactions Between the Rollover Shareholders and the Company”

During the past two years, none of the Rollover Shareholders have purchased any Common Stock.

Item 3. Identity and Background of Filing Person

(a) - (c) Name and address; Business and background of entities; Business and background of natural persons. Frederick’s of Hollywood Group Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet —The Parties to the Merger Agreement”

“Important Information Concerning the Company”

“Special Factors—The Parties to the Merger”

Set forth below are the names, the present principal occupations or employment, telephone number and the name, principal business, and address of any corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each of the Filing Persons (other than the Company) and each executive officer and director of the applicable Filing Person. Each person identified is a United States citizen.

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Name	Business Address	Employment History
Philip A. Falcone CEO and Chairman of the Board of HGI Manager of Parent President, CEO and Director of Merger Sub CEO of HGI Funding	Harbinger Group Inc. 450 Park Avenue, 30th Floor New York, NY 10022 (212) 906-8555	Philip A. Falcone has served as a director, Chairman of the Board of Directors and Chief Executive Officer of Harbinger Group Inc. since July 2009. From July 2009 to July 2011, Mr. Falcone served as the President of HGI. Mr. Falcone is also the portfolio manager of Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”) and Global Opportunities Breakaway Ltd. (the “Global Fund” and collectively with the Master Fund and the Special Fund, the “HCP Funds”), which are HGI’s largest stockholders, and is also the controlling person of other funds affiliated with the HCP Funds. Mr. Falcone is also the Chairman of the Board, President and Chief Executive Officer of Zap.Com, a subsidiary of HGI. Mr. Falcone has over two decades of experience in leveraged finance, distressed debt and special situations. Prior to joining the predecessor of Harbinger Capital Partners LLC (“Harbinger Capital”), Mr. Falcone served as Head of High Yield trading for Barclays Capital. From 1998 to 2000, he managed the Barclays High Yield and Distressed trading operations. Mr. Falcone held a similar position with Gleacher Natwest, Inc., from 1997 to 1998. Mr. Falcone began his career in 1985, trading high yield and distressed securities at Kidder, Peabody & Co. Mr. Falcone received an A.B. in Economics from Harvard University. None of the companies Mr. Falcone worked with before co-founding the Master Fund is an affiliate of HGI.

Harbinger Group Inc.	450 Park Avenue, 30th Floor New York, NY 10022 (212) 906-8555	Not Applicable.

FOHG Holdings, LLC	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor New York, NY 10022 (212) 906-8555	Not Applicable.

FOHG Acquisition Corp.	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor New York, NY 10022 (212) 906-8555

HGI Funding, LLC	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor New York, NY 10022 (212) 906-8555	Not Applicable

Tokarz Investments, LLC	287 Bowman Avenue Purchase, New York 10577 (914) 251-1825	Not Applicable

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TTG Apparel, LLC	287 Bowman Avenue Purchase, New York 10577 (914) 251-1825	Not Applicable

Arsenal Group, LLC	21 Greene Avenue Amityville, New York 11701 (917) 855-4751	Not Applicable

Fursa Alternative Strategies LLC	21 Greene Avenue Amityville, New York 11701 (917) 855-4751	Not Applicable

William F. Harley Director of the Company President, Chief Investment Officer and Manager of Fursa CEO, Chairman and Manager of Arsenal Manager of Parent	21 Greene Avenue Amityville, New York 11701 (917) 855-4751	“Important Information Concerning the Company – Board of Directors”, incorporated herein by reference to the Proxy Statement.
Omar M. Asali Director and President of HGI President of HGI Funding	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	Omar M. Asali has served as President of HGI effective as of October 2011, as Acting President since June 2011, and as a director of HGI since May 2011. Mr. Asali is also the Vice Chairman of Spectrum Brands Holdings, Inc. (“Spectrum Brands”) and a director of Fidelity & Guaranty Life (“FGL”), FS Holdco Ltd. (together with its subsidiaries, “Front Street”), Zap.Com and the recently formed oil and gas partnership with EXCO Resources, Inc. (“EXCO”), each of which is a subsidiary of HGI. Mr. Asali is responsible for overseeing the day-to-day activities of HGI, including M&A activity and overall business strategy for HGI and HGI’s underlying subsidiaries. Mr. Asali has been directly involved in all of HGI’s acquisitions across all sectors, and he is actively involved in HGI’s management and investment activities. Prior to becoming President of HGI, Mr. Asali was a Managing Director and Head of Global Strategy of Harbinger Capital, an affiliate of HGI, where he was responsible for global portfolio strategy and business development. Before joining Harbinger Capital in 2009, Mr. Asali was the co-head of Goldman Sachs Hedge Fund Strategies (“Goldman Sachs HFS”) where he helped manage approximately $25 billion of capital allocated to external managers. Mr. Asali also served as co-chair of the Investment Committee at Goldman Sachs HFS. Before joining Goldman Sachs HFS in 2003, Mr. Asali worked in Goldman Sachs’ Investment Banking Division, providing M&A and strategic advisory services to clients in the High Technology Group. Mr. Asali previously worked at Capital Guidance, a boutique private equity firm. Mr. Asali began his career working for a public accounting firm. Mr. Asali received an MBA from Columbia Business School and a B.S. in Accounting from Virginia Tech. None of the companies Mr. Asali worked with before joining Harbinger Capital is an affiliate of HGI.

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Thomas A. Williams Executive Vice President and CFO of HGI Manager of Parent Executive Vice President and CFO of HGI Funding	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	Thomas A. Williams has been the Executive Vice President and Chief Financial Officer of HGI since March 2012. Mr. Williams has also been the Executive Vice President and Chief Financial Officer of Zap.Com since March 2012. Mr. Williams is also a director of Front Street Cayman. Prior to joining HGI, Mr. Williams was President, Chief Executive Officer and a director of RDA Holding Co. and its subsidiary Reader’s Digest Association, Inc. (together, “RDA”) from April 2011 until September 2011. Previously, Mr. Williams was RDA’s Chief Financial Officer from February 2009 until April 2011 where his primary focus was on developing business restructuring plans for the company. RDA later filed for bankruptcy protection in February 2013. Prior to joining RDA, Mr. Williams served as Executive Vice President and Chief Financial Officer for Affinion Group Holdings, Inc., a portfolio company of Apollo Management, L.P., from January 2007 until February 2009 where his primary focus was on growing enterprise value, finance, accounting, treasury, tax, investor relations and compliance with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Previously, Mr. Williams spent more than 21 years with AT&T, Inc., where he held a progression of senior financial and officer positions including Chief Financial Officer, AT&T Networks; Chief Financial Officer, AT&T Global Network Technology Services; Chief Financial Officer, AT&T Laboratories; and AT&T Chief Process Officer. Mr. Williams started at AT&T with Bell Laboratories in June 1985. Prior to his tenure at AT&T, Mr. Williams was International Controller of McLean Industries Inc. from 1984 to 1985, Industry Analyst of Interpool Ltd. from 1982 to 1984 and Commodity Trading Associate with Bache Halsey Stuart Shields, Inc. from 1981 to 1982. Mr. Williams received a BA in Economics from the University of South Florida. None of the companies Mr. Williams worked with before joining HGI is an affiliate of HGI.

David M. Maura Executive Vice President and Director of HGI	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	David M. Maura has served as Managing Director and Executive Vice President of Investments of HGI effective as of October 2011 and as a director of HGI since May 2011. Mr. Maura has also served as the Chairman of Spectrum Brands, a subsidiary of HGI, since July 2011 and as the interim Chairman of the board of directors of Spectrum Brands and as one of its directors since June 2010. Prior to becoming Managing Director and Executive Vice President of Investments at HGI, Mr. Maura was a Vice President and Director of Investments of Harbinger Capital, an affiliate of HGI. Prior to joining Harbinger Capital in 2006, Mr. Maura was a Managing Director and Senior Research Analyst at First Albany Capital, where he focused on distressed debt and special situations, primarily in the consumer products and retail sectors. Prior to First Albany, Mr. Maura was a Director and Senior High Yield Research Analyst in Global High Yield Research at Merrill Lynch & Co. Mr. Maura was a Vice President and Senior Analyst in the High Yield Group at Wachovia Securities, where he covered various consumer product, service and retail companies. Mr. Maura began his career at ZPR Investment Management as a Financial Analyst. During the past five years, Mr. Maura has served on the board of directors of Russell Hobbs, Inc. (formerly Salton, Inc.), Applica Incorporated and Ferrous Resources Ltd. Mr. Maura received a B.S. in Business Administration from Stetson University and is a CFA charterholder. None of the companies Mr. Maura worked with before joining Harbinger Capital is an affiliate of HGI.

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Michael Kuritzkes Executive Vice President and General Counsel of HGI	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	Michael Kuritzkes has served as Executive Vice President and General Counsel of HGI since June 2013. From April 2012 through June 2013, Mr. Kuritzkes served as the Executive Vice President and General Counsel for Digital First Media, Inc., Journal Register Company (“JRC”) and MediaNews Group, Inc. which owned and managed 75 daily newspapers, several hundred weekly publications and related websites and advertising networks throughout the United States and had approximately 9,000 employees. During his time at JRC, the Company filed for voluntary bankruptcy protection. From October 2010 through April 2012, Mr. Kuritzkes served as General Counsel for Philadelphia Media Network which owned and operated The Philadelphia Inquirer, The Philadelphia Daily News, Philly.com and related assets. In August 1997, Mr. Kuritzkes joined Sunoco, Inc. as a General Attorney, and he served as Sunoco’s Senior Vice President and General Counsel from May 2000 through February 2010, overseeing the legal affairs of Sunoco’s refining, marketing, commodity chemicals and metallurgical coke businesses as well as the formation of Sunoco Logistics Partners and Sunoco’s role as general partner of SXL. From May 1991 through May 1997, he held a progression of legal roles with Ultramar Inc., a New York Stock Exchange-listed refining and marketing company with operations in the United States and Canada. From 1985 through 1991, Mr. Kuritzkes was a transactional lawyer in the New York offices of Kaye Scholer and Battle Fowler representing issuers and underwriters in mergers and acquisitions, financings and general corporate matters. Mr. Kuritzkes received his undergraduate degree in Industrial and Labor Relations from Cornell University and his Juris Doctor from The University of Pennsylvania, where he was a member of the Law Review. None of the companies Mr. Kuritzkes worked with before joining HGI is an affiliate of HGI.

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Michael Sena Vice President and Chief Accounting Officer of HGI	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	Michael Sena has been the Vice President and Chief Accounting Officer of HGI since November 2012. Mr. Sena is also the Vice President and Chief Accounting Officer of Zap.Com. From January 2009 until November 2012, Mr. Sena held various accounting and financial reporting positions with the Reader’s Digest Association, Inc., last serving as Vice President and North American Controller. Before joining the Reader’s Digest Association, Inc., Mr. Sena served as Director of Reporting and Business Processes for Barr Pharmaceuticals from July 2007 until January 2009. Prior to that Mr. Sena held various positions with PricewaterhouseCoopers. Mr. Sena is a Certified Public Accountant and holds a B.S. in Accounting from Syracuse University. None of the companies Mr. Sena worked with before joining HGI is an affiliate of HGI.

Lap Wai Chan Director of HGI	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	Lap Wai Chan has served as a director of HGI since October 2009. From September 2009 to September 2010 he was a consultant to MatlinPatterson Global Advisors (“MatlinPatterson”), a private equity firm focused on distressed control investments across a range of industries. From July 2002 to September 2009, Mr. Chan was a Managing Partner at MatlinPatterson. Prior to that, Mr. Chan was a Managing Director at Credit Suisse First Boston H.K. Ltd. (“Credit Suisse”). From March 2003 to December 2007, Mr. Chan served on the board of directors of Polymer Group, Inc. MatlinPatterson, Credit Suisse and Polymer Group, Inc. are not affiliates of HGI.

Eugene I. Davis Director of HGI	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555

Eugene I. Davis  has served as a director of HGI since February 2014.  Mr. Davis has been the Chairman and Chief Executive Officer of Pirinate Consulting Group LLC (“Pirinate”), a privately held consulting firm, since 1999.  Pirinate specializes in turnaround management, merger and acquisition consulting and strategic planning advisory services for public and private business entities.  Mr. Davis currently serves as a director of the following public companies, Atlas Air Worldwide Holdings, Inc., The Cash Store Financial Services, Inc., Spectrum Brands Holdings, Inc., an affiliate of HGI, WMI Holdings Corp. and U.S. Concrete, Inc. Mr. Davis holds a Bachelor of Arts in International Politics from Columbia University, Columbia College, a Masters in International Affairs, International Law and Organization from Columbia University's School of International Affairs and Juris Doctor from the Columbia University's School of Law.

Keith M. Hladek Director of HGI Authorized Signatory of HGI Funding	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	Keith M. Hladek has served as a director of HGI since October 2009. Mr. Hladek is also a director of Zap.Com, a subsidiary of HGI. Mr. Hladek is also the Chief Financial Officer and Co-Chief Operating Officer of Harbinger Capital, an affiliate of HGI. Mr. Hladek is responsible for all accounting and operations of Harbinger Capital (including certain affiliates of Harbinger Capital and their management companies), including portfolio accounting, valuation, settlement, custody, and administration of investments. Prior to joining Harbinger Capital in 2009, Mr. Hladek was Controller at Silver Point Capital, L.P., where he was responsible for accounting, operations and valuation for various funds and related financing vehicles. Mr. Hladek is a Certified Public Accountant in New York. Prior to joining Silver Point Capital, L.P. Mr. Hladek was the Assistant Controller at GoldenTree Asset Management and a fund accountant at Oak Hill Capital Management. Mr. Hladek started his career in public accounting and received his Bachelor of Science in Accounting from Binghamton University. None of the companies Mr. Hladek worked with before joining Harbinger Capital is an affiliate of HGI.

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Frank Ianna Director of HGI	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	Frank Ianna has served as a director of HGI since April 2013. Mr. Ianna has served as director of Sprint Corporation since 2009 and as director of Tellabs, Inc. since 2004. He served as a director of Clearwire Corporation from November 2008 until June 2011. Mr. Ianna served on the board of trustees of the Stevens Institute of Technology between 1997 and 2007 and as chairman of its subsidiary, Castle Point Holdings, Inc., between 2006 and 2007. Mr. Ianna has also served as a director of a number of private companies and non- profit organizations. Mr. Ianna retired from AT&T, Inc. in 2003 after a 31-year career serving in various executive positions, most recently as President of AT&T Network Services. Mr. Ianna serves as a consultant for McCreight & Company, a consulting company based in Connecticut. Mr. Ianna received his Undergraduate Degree from the Stevens Institute in Electrical Engineering in 1971 (BEEE), and his Master’s Degree from MIT in 1972 (MSEE) and completed the Program for Management Development (PMD), an Executive Education Program of the Harvard Business School in 1985. None of the companies Mr. Ianna worked with at this time are an affiliate of HGI.

Gerald Luterman Director of HGI	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	Gerald Luterman has served as a director of HGI since April 2013. Mr. Luterman has been a director of NRG Energy, Inc. (“NRG”) since April 2009. He also served as Interim Chief Financial Officer of NRG from November 2009 through May 2010. Mr. Luterman was Executive Vice President and Chief Financial Officer of KeySpan Corporation from August 1999 to September 2007. Mr. Luterman has more than 30 years of experience in senior financial positions with companies including American Express Company, Booz Allen & Hamilton, Inc., Emerson Electric Company and Arrow Electronics. Mr. Luterman also served as a director of IKON Office Solutions, Inc. from November 2003 until August 2008 and U.S. Shipping Partners L.P. from May 2006 until November 2009. Mr. Luterman qualified as a Canadian Chartered Accountant in 1967 and graduated from McGill University in Montreal, earning a Bachelor of Commerce Degree in Economics in 1965 and a MBA from the Harvard Business School in 1967. None of the companies Mr. Luterman worked with at this time are an affiliate of HGI.

Kostas (Gus) Cheliotis Manager of Parent Director and General Counsel of Merger Sub	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	Kostas Cheliotis is Senior Vice President and Deputy General Counsel of HGI and is focused on HGI’s investments in financial institutions, including insurance, reinsurance, specialty finance and asset management. Mr. Cheliotis leads HGI’s legal teams responsible for transactions relating to FGL, Front Street, Salus Capital Partners, LLC (“Salus”) and Five Island Asset Management LLC. Mr. Cheliotis has served as director of FGL since 2012 and as Chairman of FGL’s Compensation Committee since June 2013. He also currently serves as a board member of Front Street and HGI Asset Management Holdings. Prior to joining HGI, Mr. Cheliotis served as Vice President & Investment Counsel of Harbinger Capital. Mr. Cheliotis started his career in 2002 as an Associate at Milbank, Tweed, Hadley & McCloy LLP, in the firm’s Mergers & Acquisitions group. At Milbank, he represented public and private companies in connection with mergers, acquisitions, divestitures, complex joint ventures, restructurings and other corporate transactions. He has completed transactions throughout Asia, Europe, Latin America and the United States in numerous regulated and non-regulated industries including, among others, insurance, financial services, gaming, telecommunications, power and energy, infrastructure, pharmaceuticals and airlines. Mr. Cheliotis received his B.A. from St. John’s University, magna cum laude and his J.D. from New York Law School, summa cum laude, where he was a member of the Law Review.

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Peter G. Cole Director of the Company Manager of Parent	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	“Important Information Concerning the Company – Board of Directors”, incorporated herein by reference to the Proxy Statement.

Phillip J. Gass Manager of Parent Director of Merger Sub	450 Park Avenue, 30th Floor, New York, NY 10022 (212) 906-8555	Phillip Gass is Managing Director of Investments of HGI and is responsible for HGI’s investments in financial institutions, including insurance, reinsurance, specialty finance and asset management. Mr. Gass has served as director of FGL since 2011 and as Chairman of FGL’s board of directors since June 2013. Mr. Gass led the acquisition of FGL, HGI’s anchor insurance company, and the foundation of Front Street, HGI’s reinsurance platform focusing on fixed annuities. He also founded Salus, HGI’s asset based lending platform. Prior to joining HGI, Mr. Gass was a senior analyst with an affiliate of HGI, Harbinger Capital, a private investment firm. He joined Harbinger Capital in 2008 after serving as Vice President with GE Capital, the financial services unit of General Electric, where he was responsible for leading the underwriting of private equity and structured finance investments. Prior to GE Capital, Mr. Gass held roles at Dresdner Kleinwort Wasserstein where he focused on loan workouts and company turnarounds. Mr. Gass began his career at the Sumitomo Bank underwriting structured finance investments. Mr. Gass also currently serves on the boards of Front Street and HGI Asset Management Holdings. Mr. Gass received a B.S. in Finance from New York University and is a CFA charterholder.

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Michael T. Tokarz Manager of TTG Manager of TKZ	287 Bowman Avenue Purchase, New York 10577 (914) 251-1825	Michael T. Tokarz is Chairman and Portfolio Head of MVC Capital, Inc. and Co-Portfolio Head of The Tokarz Group Advisers, LLC, a registered investment adviser, which acts as the investment manager of MVC Capital, Inc. and MVC Private Equity Fund, L.P. Mr. Tokarz is a senior investment professional with over 30 years of lending and investment experience. Prior to assuming his position as Chairman and Portfolio Head of MVC Capital in November 2003, and prior to founding The Tokarz Group (in 2002), a private merchant bank of which he is Chairman, Mr. Tokarz was a General Partner with Kohlberg Kravis Roberts & Co. (“KKR”), one of the world's most experienced private equity firms. During his 18-year tenure at KKR, he participated in diverse leveraged buyouts, financings, restructurings and dispositions. Mr. Tokarz currently serves on corporate boards including Walter Energy, Inc., Mueller Water Products, Inc., Walter Investment Management Corp., IDEX Corporation and CNO Financial Group. In addition, Mr. Tokarz is on the Board of Managers of Illinois Ventures, a University of Illinois-focused venture capital seed fund and high technology incubator, and is Chairman of a related private equity follow-on investment fund. Mr. Tokarz also serves as the Chairman Emeritus of the University of Illinois Foundation and its Investment and Executive Committees. Prior to his tenure at KKR, Mr. Tokarz was a commercial banker at Continental Illinois where he was renowned for innovation and buyout financings. Mr. Tokarz rose to run the East Coast operation of Continental Illinois from New York.

Except, as disclosed below, during the past five years, none of the persons or entities described above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

On September 18, 2013, the United States District Court for the Southern District of New York entered a final judgment (the “Final Judgment”) approving a settlement between the SEC and Mr. Falcone and Harbinger Capital Partners LLC (“HCP LLC”), Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners Offshore Manager, L.L.C., each of which is an entity affiliated with the HCP Funds (such entities together with Mr. Falcone, collectively, the “HCP Parties”), in connection with the two civil actions previously filed against the HCP Parties by the SEC. One civil action alleged that certain HCP Parties violated the anti-fraud provisions of the federal securities laws by engaging in market manipulation in connection with the trading of the debt securities of a particular issuer from 2006 to 2008. The other civil action alleged that Mr. Falcone and HCP LLC violated the anti-fraud provisions of the federal securities laws in connection with a loan made by a fund affiliated with HCP LLC to Philip Falcone in October 2009 and in connection with the circumstances and disclosure regarding alleged preferential treatment of, and agreements with, certain fund investors. The Final Judgment bars and enjoins Mr. Falcone for a period of five years (after which he may seek to have the bar and injunction lifted) from acting as or being an associated person of any “broker,” “dealer,” “investment adviser,” “municipal securities dealer,” “municipal adviser,” “transfer agent,” or “nationally recognized statistical rating organization,” as those terms are defined in Section 3 of the Securities Exchange Act of 1934 and Section 202 of the Investment Advisers Act of 1940 (such specified entities, collectively, the “Specified Entities”). Under the Final Judgment, Mr. Falcone may continue to own and control HGI and its subsidiaries and continue to serve as HGI’s Chief Executive Officer, director and Chairman of HGI’s board except that during the period of the bar Mr. Falcone may not, other than as a result of his ownership and control of the HGI and its subsidiaries, engage in any actions that would result in him being an associated person of certain subsidiaries of HGI that are Specified Entities. During the period of the bar, Mr. Falcone may also remain associated with HCP LLC and other HCP LLC related entities, provided that, during such time, Mr. Falcone’s association must be limited as set forth in the Final Judgment. The settlement requires the HCP Parties to pay disgorgement of profits, prejudgment interest, and civil penalties totaling approximately $18 million.

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Item 4. Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options and Other Stock-Based Awards”

“The Merger Agreement—Payment for the Common Stock in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of the Rollover Shareholders, Parent and Merger Sub for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting—Required Vote”

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“The Merger Agreement—Conditions to the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material United States Federal Income Tax Considerations”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“Advisory Vote Regarding Merger-Related Compensation Proposal”

Annex A: Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger

(d) Appraisal rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Dissenters’ Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Public Shareholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) (1) - (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Agreements Involving the Company’s Securities; Transactions between the Rollover Shareholders and the Company”

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(b) - (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Rollover Shareholders, Parent and Merger Sub for the Merger”

“Special Factors—Positions of the Rollover Shareholders to the Fairness of the Merger”

“Special Factors—Positions of Parent, Merger Sub, HGI, Philip Falcone and Michael Tokarz as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Agreements Involving the Company’s Securities; Transactions between the Rollover Shareholders and the Company”

Annex A: Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Agreements Involving the Company’s Securities; Transactions between the Rollover Shareholders and the Company”

Annex C: Voting Agreement

Annex D: Rollover Agreement

Annex E: Purchase Agreement

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Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options and Other Stock-Based Awards”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Rollover Shareholders, Parent and Merger Sub for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options and Other Stock-Based Awards”

Annex A: Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

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“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Rollover Shareholders, Parent and Merger Sub for the Merger”

“Special Factors—Plans for the Company after the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Rollover Shareholders, Parent and Merger Sub for the Merger”

“Special Factors—Positions of the Rollover Shareholders to the Fairness of the Merger”

“Special Factors—Positions of Parent, Merger Sub, HGI, Philip Falcone and Michael Tokarz as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Rollover Shareholders, Parent and Merger Sub for the Merger”

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“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Considerations”

“The Merger Agreement—Structure of the Merger”

“Advisory Vote Regarding Merger-Related Compensation Proposal”

Annex A: Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger

Item 8. Fairness of the Transaction

(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of the Lead Director’s Financial Advisor”

“Special Factors—Purpose and Reasons of the Rollover Shareholders, Parent and Merger Sub for the Merger”

“Special Factors—Positions of the Rollover Shareholders to the Fairness of the Merger”

“Special Factors—Positions of Parent, Merger Sub, HGI, Philip Falcone and Michael Tokarz as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B: Opinion of Cassel Salpeter & Co. LLC

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

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“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Questions and Answers about the Special Meeting and the Merger”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factor—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger—The Lead Director”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a) - (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Special Factors— Opinion of the Lead Director’s Financial Advisor”

“Where You Can Find Additional Information”

Annex B: Opinion of Cassel Salpeter & Co. LLC

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

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Item 10. Source and Amounts of Funds or Other Consideration

(a) - (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Agreements Involving the Company’s Securities; Transactions between the Rollover Shareholders and the Company”

“Important Information Concerning the Company—Transactions in Common Stock”

Annex A: Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger

Annex E: Purchase Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Rollover Shareholders, Parent and Merger Sub for the Merger”

“Special Factors—Plans for the Company after the Merger”

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“The Special Meeting—Required Vote”

“Agreements Involving the Company’s Securities; Transactions between the Rollover Shareholders and the Company”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Lead Director and of the Board of Directors; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Rollover Shareholders, Parent and Merger Sub for the Merger”

“Special Factors—Positions of the Rollover Shareholders to the Fairness of the Merger”

“Special Factors—Positions of Parent, Merger Sub, HGI, Philip Falcone and Michael Tokarz as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

Item 13. Financial Information

(a) Financial statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Concerning the Company—Additional Financial and Business Information”

“Important Information Concerning the Company—Ratio of Earnings to Fixed Charges”

“Important Information Concerning the Company—Book Value Per Share”

“Where You Can Find Additional Information”

Annex F-1: Annual Report on Form 10-K for the Fiscal Year Ended July 27, 2013

Annex F-2: Amendment No. 1 to Annual Report on Form 10-K/A for the Fiscal Year Ended July 27, 2013

Annex G: Quarterly Report on Form 10-Q for the Fiscal Quarter Ended January 25, 2014

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) - (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

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“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Voting; Proxies; Revocation”

Item 15. Additional Information

(b) Golden parachute compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Advisory Vote Regarding Merger-Related Compensation Proposal”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a) (1) Proxy Statement of Frederick’s of Hollywood Group Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Annual Report on Form 10-K for the Fiscal Year Ended July 27, 2013 (incorporated herein by reference to Annex F-1 of the Proxy Statement).

(a) (6) Amendment No. 1 to the Annual Report on Form 10-K/A For the Fiscal Year Ended July 27, 2013 (incorporated herein by reference to Annex F-2 of the Proxy Statement).

(a) (7) Quarterly Report on Form 10-Q For the Fiscal Quarter Ended January 25, 2014 (incorporated herein by reference to Annex G of the Proxy Statement).

(a) (8) Press Release dated December 19, 2013 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed December 19, 2013 and incorporated herein by reference).

(b) (1) Credit and Security Agreement, dated as of May 31, 2012, by and among the Company and certain of its subsidiaries, as Borrowers and Salus Capital Partners, LLC (“Salus”) (filed as Exhibit 10.1 to Form 8-K dated May 31, 2012 and filed on June 6, 2012).

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(b) (2) First Amendment to the Credit and Security Agreement dated December 18, 2012 (filed as Exhibit 10.1 to Form 8-K dated May 23, 2013 and filed on May 30, 2013).

(b) (3) Second Amendment to the Credit and Security Agreement dated May 23, 2013 (filed as Exhibit 10.2 to Form 8-K dated May 23, 2013 and filed on May 30, 2013).

(b) (4) Third Amendment to the Credit and Security Agreement dated July 25, 2013 (filed as Exhibit 10.1 to Form 8-K July 25, 2013 and filed on July 31, 2013).

(b) (5) Fourth Amendment to the Credit and Security Agreement dated October 10, 2013 (filed as Exhibit 10.1 to Form 8-K dated October 10, 2013 and filed on October 16, 2013).

(b) (6) Fifth Amendment to the Credit and Security Agreement dated March 26, 2014 (filed as Exhibit 10.1 to Form 8-K dated March 26, 2014 and filed on April 1, 2014).

(b) (7) Amended and Restated Revolving Note, dated October 10, 2013, in the stated original principal amount of $24,000,000 executed by the Borrowers and payable to the order of Salus (filed as Exhibit 10.2 to Form 8-K dated October 10, 2013 and filed on October 16, 2013).

(b) (8) Tranche A-2 Advance Note, dated October 10, 2013, in the stated original principal amount of $5,000,000 executed by the Borrowers and payable to the order of Salus (filed as Exhibit 10.3 to Form 8-K dated October 10, 2013 and filed on October 16, 2013).

(b) (9) Agreement for Security (Copyrights), dated May 31, 2012, by the Borrowers in favor of Salus (filed as Exhibit 10.3 to Form 8-K dated May 31, 2012 and filed on June 6, 2012).

(b) (10) Agreement for Security (Trademarks), dated May 31, 2012, by the Borrowers in favor of Salus (filed as Exhibit 10.4 to Form 8-K dated May 31, 2012 and filed on June 6, 2012).

(b) (11) Pledge Agreement, dated as of May 31, 2012, by the Company in favor of Salus (filed as Exhibit 10.5 to Form 8-K dated May 31, 2012 and filed on June 6, 2012).

(b) (12) Fee Letter, dated as of May 31, 2012, by the Company in favor of Salus (filed as Exhibit 10.6 to Form 8-K dated May 31, 2012 and filed on June 6, 2012).

(b) (13) Amended Fee Letter, dated as of May 23, 2013, by the Company in favor of Salus (filed as Exhibit 10.3 to Form 8-K dated May 23, 2013 and filed on May 30, 2013).

(b) (14) Supplemental Fee Letter, dated October 10, 2013, by the Company in favor of Salus (filed as Exhibit 10.4 to Form 8-K dated October 10, 2013 and filed on October 16, 2013).

(b) (15) Amended and Restated Fee Letter, dated March 26, 2014, by the Company in favor of Salus (filed as Exhibit 10.2 to Form 8-K dated March 26, 2014 and filed on April 1, 2014).

(c) (1) Opinion, dated December 18, 2013, of Cassel Salpeter & Co. LLC to the Lead Director of the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Presentation, dated December 18, 2013, of Cassel Salpeter & Co. LLC to the Lead Director of the Board of Directors of the Company (previously filed).

(d) (1) Agreement and Plan of Merger, dated as of December 18, 2013, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Annex A of the Proxy Statement).

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(d) (2) Voting Agreement, dated as of December 18, 2013, by and among the Company, Parent and the Rollover Shareholders (incorporated herein by reference to Annex C of the Proxy Statement).

(d) (3) Rollover Agreement, dated December 18, 2013, by and among Parent, Merger Sub and the Rollover Shareholders (incorporated herein by reference to Annex D of the Proxy Statement).

(d) (4) Purchase and Sale Agreement, dated December 18, 2013, by and between HGI Funding and TTG (incorporated herein by reference to Annex E of the Proxy Statement).

(d) (5) Amendment No. 1 to Agreement and Plan of Merger, dated April 14, 2014, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Sections 623 and 910 of the New York Business Corporation Law (incorporated herein by reference to Annex H of the Proxy Statement).

(g) None.

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SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 15, 2014

FREDERICK’S OF HOLLYWOOD GROUP INC.

By:	/s/ Thomas J. Lynch
	Name:	Thomas J. Lynch
	Title:	Chief Executive Officer

PHILIP A. FALCONE

By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone

HARBINGER GROUP INC.

By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

FOHG HOLDINGS, LLC

By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Manager

FOHG ACQUISITION CORP.

By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

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HGI FUNDING, LLC

By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

MICHAEL T. TOKARZ

By:	/s/ Michael T. Tokarz
	Name:	Michael T. Tokarz

TTG APPAREL, LLC

By:	/s/ Michael T. Tokarz
	Name:	Michael T. Tokarz
	Title:	Manager

TOKARZ INVESTMENTS, LLC

By:	/s/ Michael T. Tokarz
	Name:	Michael T. Tokarz
	Title:	Manager

FURSA ALTERNATIVE STRATEGIES LLC

By:	/s/ William F. Harley
	Name:	William F. Harley
	Title:	Manager

ARSENAL GROUP, LLC

By:	/s/ William F. Harley
	Name:	William F. Harley
	Title:	Manager

WILLIAM F. HARLEY

By:	/s/ William F. Harley
	Name:	William F. Harley

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